Exhibit (a)(5)(B)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated August 31, 2009, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Moelis & Company LLC (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock,
including the Associated Rights to Purchase Shares of Series A Junior Participating Preferred Stock
of
CHARLOTTE RUSSE HOLDING, INC.
at
$17.50 Net Per Share
by
ADVENT CR, INC.,
a wholly-owned subsidiary of
ADVENT CR HOLDINGS, INC.
     Advent CR, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (“Common Stock”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (collectively with the Common Stock, the “Shares”), of Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe”), at a purchase price of $17.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2009 and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to Mellon Investor Services LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, AT THE END OF THE DAY ON MONDAY, SEPTEMBER 28, 2009, UNLESS THE
OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE
“EXPIRATION DATE”) OR EARLIER TERMINATED.
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 24, 2009 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Parent, Charlotte Russe and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Charlotte Russe, with Charlotte Russe continuing as the surviving corporation (the “Merger”). Purchaser and Parent are affiliates of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership, Advent International GPE

VI-G Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI—A Limited Partnership, each of which is a private equity investment fund managed by Advent International Corporation, Inc., a Delaware corporation.
     At the time and date the Merger becomes effective (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by stockholders who exercise appraisal rights under Delaware law with respect to the Shares) will be canceled and converted into the right to receive consideration equal to the Offer Price or any greater per Share price paid in the Offer. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Charlotte Russe; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase.
     The Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition (as described below) and the expiration or termination of the statutory waiting period (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is not subject to any financing condition, but is subject to certain other conditions. See Section 13 — “Conditions of the Offer” of the Offer to Purchase. The “Minimum Tender Condition” requires Purchaser to have received, prior to the Expiration Date, the valid tender of Shares, which have not been validly withdrawn, representing at least a majority of Shares issued and outstanding (determined on a fully diluted basis, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares). There is no financing condition to the Offer.
     The board of directors of Charlotte Russe, based upon, among other things, the recommendation of a special committee of independent directors of the board of directors of Charlotte Russe, has unanimously (i) approved and declared it advisable that Charlotte Russe enter into the Merger Agreement, (ii) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (such other transactions, the “Transactions”) are advisable and fair to, and in the best interests of, Charlotte Russe and its stockholders, (iii) approved the Merger Agreement, approved the Transactions and recommended that Charlotte Russe’s stockholders accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement and (iv) approved all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the Transactions from any state takeover law, including any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar statute or regulation.
     The Merger Agreement provides that if any of the conditions to the Offer have not been satisfied or waived on or before any scheduled Expiration Date, Purchaser will extend the Offer for successive periods of up to ten business days each, until those conditions are satisfied or waived. However, Purchaser is not required to extend the Offer beyond October 30, 2009 (the “Outside Date”). The Offer will also be extended for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC. After the expiration of the Offer and acceptance of the Shares validly tendered in, and not validly withdrawn from, the Offer, the Merger Agreement may require Purchaser, or Purchaser may otherwise decide, to provide one or more “subsequent offering periods” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if Parent and Purchaser do not hold, in the aggregate, at least 90% of the issued and outstanding Shares following the time for acceptance of tendered Shares. A subsequent offering period, if included, will be an additional period of at least 10 business days, and not more than 20 business days, beginning on the next business day following the Expiration Date (however, in no event will any subsequent offering period extend beyond November 13, 2009). If Purchaser includes a subsequent offering period, Purchaser will immediately accept and promptly pay for all Shares that were validly tendered, and not validly withdrawn, during the initial offering period. During a subsequent offering period, any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

     Pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the consent of Charlotte Russe: (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) waive the Minimum Tender Condition; (iv) add to the conditions to the Offer described in Section 13 — “Conditions of the Offer” or modify any of those conditions in a manner adverse to holders of Shares; (v) extend the Expiration Date other than in accordance with the Merger Agreement; (vi) change the form of consideration payable in the Offer; or (vii) otherwise amend the Offer in any manner adverse to the holders of Shares.
     If Purchaser extends the Offer, it will inform the Depositary of any extension and will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. If Purchaser must, or elects to, provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, the next business day following the Expiration Date or date of termination of any prior subsequent offering period.
     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Purchaser’s ability to delay the payment for Shares that Purchaser has accepted for payment, however, is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.
     In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.
     Except as otherwise provided in Section 4 — “Withdrawal Rights” of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer according to the procedures set forth below at any time prior to the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after October 30, 2009, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares (“Share

Certificates”) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on those Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless those Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date. No withdrawal rights will apply to Shares tendered during any subsequent offering period, and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
     Charlotte Russe provided Purchaser with Charlotte Russe’s stockholder lists and security position listings for the purpose of disseminating the Offer and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal, together with the Schedule 14D-9, will be furnished to record holders of Shares whose names appear on Charlotte Russe’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
     The receipt of cash by a U.S. Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of the Offer to Purchase) of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. See Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.
     The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.
     Questions and requests for assistance may be directed either to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent at the telephone numbers and location listed below. Stockholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent, the Dealer Manager and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders Call Toll-Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833
The Dealer Manager for the Offer is:
Moelis & Company LLC
399 Park Avenue, 5th Floor
New York, NY 10022
(212) 210-6540
August 31, 2009

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